UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

                     For the Period Ended: January 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                Chatsworth Data Solutions, Inc.

Former Name if Applicable:              Adera Mines Limited

Address of Principal Executive Office:  20710 Lassen Street

City, State, and Zip Code:              Chatsworth, California 91311

PART II - RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

     |      (a) The reasons described in reasonable detail in Part III of this
     |      Form could not be eliminated without unreasonable effort or expense;
     |
     |      (b) The subject annual report, semi-annual report, transition report
     |      on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |      will be filed on or before the fifteenth calendar day following the
|X|  |      prescribed due date; or the subject quarterly report of the
     |      transition report on Form 10-Q, or portion thereof will be filed on
     |      or before the fifth calendar day following the prescribed due date;
     |      and
     |
     |      (c) The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      The Company does not yet have all the information it needs to complete the preparation of its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                               Clayton E. Woodrum
                             Chief Financial Officer
                         Chatsworth Data Solutions, Inc.
                                 (818) 341-9200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s): |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Chatsworth Data Solutions, Inc.
              ----------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2007                    /s/ Clayton E. Woodrum
                                        ---------------------------
                                        By: Clayton E. Woodrum
                                            Chief Financial Officer

                         Chatsworth Data Solutions, Inc.
                           Attachment Part IV, Item 3
           Explanation of Anticipated Change to Results of Operations

The Company acquired 100% of the outstanding shares of stock of Chatsworth Data Corporation in the third quarter of its fiscal year ended January 31, 2007. Prior to this acquisition, the Company had negligible operations. Accordingly, the operating results for the fiscal year ending January 31, 2007, will reflect the operations of its new operating subsidiary Chatsworth Data Corporation.